GRA CPA

Certified Public Accountants | Business Consultants

Rila Inc.
Financial Statements
December 31, 2019 & December 31, 2020

(UNAUDITED)

Rila Inc.

TABLE OF CONTENTS

Independent Accountants' Review Report

April 27, 2021

To the Stockholders
Rila Inc.
Woodland Hills, California

We have reviewed the accompanying financial statements of Rila Inc., which comprise the balance sheets as of December 31, 2019 and 2020, and the related statements of income, retained earnings, and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted (GAAP) in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of the financial statements that are free from material misstatements whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted (GAAP) in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of Rila Inc. and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our review.

Independent Accountants' Review Report - *continued*

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted (GAAP) in the United States of America.

Grant Gregory, CPA
GRA CPA | Certified Public Accountants | Orlando FL | Firm FL-#AD68441
April 27, 2021

Rila Inc.
Balance Sheet
As of December 31, 2019 & December 31, 2020

Assets	**2020**	**2019**
Current Assets		
Cash and Cash Equivalents	$3,163	$426
Prepaid Expenses	5,522	503
Total Current Assets	8,685	929
Property & Equipment		
Computer Equipment	33,001	33,001
Equipment	3,952	3,154
Accumulated Depreciation	(36,953)	(36,155)
Total Property & Equipment	-	-
Total Assets	$ 8,685	$ 929

Liabilities and Stockholder's Equity		
Current Liabilities		
Credit Cards Payable	$37,413	$56,260
Payroll Liabilities	62	62
Total Current Liabilities	37,475	56,322
Long-Term Liabilities		
Shareholder Notes Payable	1,483,300	735,131
Total Long-Term Liabilities	1,483,300	735,131
Stockholder's Equity		
APIC	1,286,810	1,286,810
Retained Earnings (Deficit) -	(2,798,900)	(2,077,334)
Total Stockholder's Equity	(1,512,090)	(790,524)
Total Liabilities and Stockholder's Equity	$ 8,685	$ 929

Rila Inc.
Statement of Income and Retained Earnings
For the years ended December 31, 2019 & December 31, 2020

	2020	2019
Revenue	$ -	$ -
Cost of Goods Sold	-	-
Gross Margin	-	-
General and Administrative Expenses		
Bank Fees	3,544	1,659
Business Licenses & Taxes	5,421	1,308
Contract Labor	456,927	147,032
Depreciation	798	11,850
Dues & Subscriptions	19,198	28,199
Employee Benefits	9,797	33,631
HR & Recruitment	4,410	56,079
Insurance	2,627	3,387
Marketing	17,727	139,918
Meals & Entertainment	192	17,747
Other General and Administrative	38	7,079
Parking & Tolls	5,027	29,104
Payroll Fees	6,475	7,265
Payroll Taxes	21,856	87,717
Professional Fees	20,849	138,878
Rent	7,740	91,745
Salaries & Wages	258,388	1,141,210
Software	2,800	3,103
Supplies	2,151	7,764
Telephone	1,545	2,215
Travel	-	23,791
Website & Hosting	60,833	43,600
Total General and Administrative Expenses	908,343	2,024,281
Net Income (Loss) from Operations	$ (908,343)	$ (2,024,281)

See accountant's review report

Rila Inc.
Statement of Income and Retained Earnings
For the years ended December 31, 2019 & December 31, 2020

	2020	2019
Net Income (Loss) from Operations - *continued*	$ (908,343)	$ (2,024,281)
Other Income and (Expenses)		
Credit Card Rewards	$ 1,474	$ 1,361
Interest Expense	(34,428)	(15,342)
PPP Proceeds	198,040	-
Research Credit	21,691	-
Total Other Income and (Expenses)	186,777	(13,981)
Net Income (Loss) before Provision for Income Taxes	$ (721,566)	$ (2,038,262)
Provision for Income Taxes	-	-
Net Income (Loss)	$ (721,566)	$ (2,038,262)

	2020	2019
Retained Earnings (Deficit) - Beginning of the year	$ (2,077,334)	$ (39,072)
Retained Earnings (Deficit) - End of the year	$ (2,798,900)	$ (2,077,334)

Rila Inc.
Statement of Cash Flows
For the years ended December 31, 2019 & December 31, 2020

	2020	2019
Cash Flows from Operating Activities:		
Net Income (Loss)	$ (721,566)	$ (2,038,262)
Adjustments to Reconcile Net Income to Net Cash		
Changes in Operating Assets and Liabilities:		
Other Current Assets	(5,522)	-
Depreciation	798	11,850
Current Liabilities	(18,344)	32,513
Net Cash Provided by Operating Activities	(744,634)	(1,993,899)
Cash Flows from Investing Activities:		
Cash disbursed for purchase of Fixed Assets	(798)	(11,850)
Net Cash Flow from Investing Activities	(798)	(11,850)
Cash Flows from Financing Activities:		
Cash received from issuance of s/h loans	748,169	735,131
Cash received from issuance of Equity	-	1,253,934
Net Cash Provided by Financing Activities	748,169	1,989,065
Net Increase (Decrease) in Cash and Cash Equivalents	2,737	(16,684)
Cash and Cash Equivalents at Beginning of the Year	426	17,110
Cash and Cash Equivalents at End of the Year	$ 3,163	$ 426

NOTE 1 – Organization and Operations

Business Activity

Rila, Inc. is a privately owned real estate company that specializes in promoting collaboration within the real estate industry. Rila Inc. (EIN 82-4358990) was founded in 2018 and headquartered in Woodland Hills, California. The company converted from an LLC to a Corporation in May of 2019. Rila is a social platform for real estate discovery which helps users identify, match, and connect with the best listings and agents. Rila's business model is to offer a free app that helps agents promote listings, generate leads, and find buyers and renters. Using artificial intelligence, Rila finds and delivers personalized suggestions to the user that best match their individual needs. Rila plans to sell a subscription service for lead generation and to offer in-app purchases.

NOTE 2 – Summary of Significant Accounting Policies

Basis of Presentation

The financial statements are presented in accordance with U.S. generally accepted accounting principles (GAAP).

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements, in conformity with generally accepted accounting principles in the United States of America (GAAP), requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and related disclosures of contingent assets and liabilities at the date of the financial statements; and the reported amounts of revenues and expenses during the reporting period. Accordingly, actual results could differ from those estimates, and such estimates could be material.

Cash and Cash Equivalents

Cash and cash equivalents include all highly liquid investment instruments with an original maturity of three months or less.

Prepaid Expenses
Prepaid expenses are future expenses that have been paid in advance. The amount of prepaid expenses that have not yet been incurred are reported on the company's balance sheet as an asset. As the expenses are economically incurred, the asset is reduced and an expense is recorded for the amount of the expenditure.

Property and Equipment
Property and equipment is recorded at cost, less accumulated depreciation. The company's capitalization policy is $500 per item. Depreciation has been computed over the respective assets' estimated useful lives. Major improvements are capitalized; maintenance and repairs are expensed as incurred. When assets are sold or retired, the applicable cost and accumulated depreciation are removed from the accounts. The resulting gains or losses are included in operations as other income, if any, upon disposition.

Revenue and Expense Recognition
Rila uses the accrual basis of accounting, in which revenue is recognized on the income statement when earned (rather than when the cash is received) and expenses are recognized when incurred (rather than paid). The result of accrual accounting is an income statement that better measures the profitability of a company during a specific time period. The company is a startup that is currently pre-revenue.

Organizational Costs
Organizational costs are expensed as incurred for book purposes.

Software Development Costs
Software research and development costs incurred have been expensed when incurred, under ASC 985-20.

Income Taxes
The Company is established as a C-Corporation and thus files corporate federal and state income tax returns and pays tax at the corporate level based on applicable enacted corporate tax rates for that year. The company uses the Accrual basis method of accounting for book purposes and the Cash method for income tax purposes.

Uncertain Tax Positions

The Company accounts for uncertain tax positions in accordance with Financial Accounting Standards Board (FASB) ASC 740. FASB ASC 740 prescribes a recognition threshold and measurement process for financial statement recognition of uncertain tax positions taken or expected to be taken in a tax return. The interpretation also provides guidance on recognition, de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. There was no impact as a result of the adoption of FASB ASC 740. The company files income tax returns in the U.S. Federal jurisdiction and various state jurisdictions, as required by applicable state and local law. As such, in the normal course of business, the company may be subject to routine audits or examinations by Federal, state and/or local taxing authorities, however, the company is not currently under examination or audit by any taxing authorities. The company recognizes interest and penalties if applicable. The company is not aware of any uncertain tax positions that would require disclosure or accrual in accordance with generally accepted accounting principles (GAAP). The company is a startup that is currently pre-revenue. As such, the company has a current NOL carryforward.

Fiscal Year

The company has adopted a Calendar year-end (January 1 to December 31). The Company's current Balance Sheet presented reflects the financial positions as of December 31, 2019 and December 31, 2020.

NOTE 3 – Common Stock

The company has 10,000,000 shares of Class A common stock issued and outstanding as of December 31, 2020; and 529,411 shares of Class B common stock issued and outstanding as of December 31, 2020.

NOTE 4 - Shareholder Notes Payable

The following Notes Payable are due to the shareholders as of December 31, 2019 and December 31, 2020, bearing accrued annual interest of 2.55%. The outstanding balances as of December 31, 2019 and December 31, 2020 consisted of the following:

NOTE 4 - Shareholder Notes Payable - *continued*

	December 31, 2019	December 31, 2020
Note Payable – Ben Bacal	$529,594	$818,331
Note Payable – Harry Dheedene	$205,537	$664,969
Total	$735,131	$1,483,300

NOTE 5 - Long-Term Debt

The Company has a Paycheck Protection Program (PPP) loan from the SBA in the amount of $198,040. As the company has used the funds for eligible expenses, management has determined that it is more likely than not, that the loan will not have to be repaid once the SBA forgiveness application is completed. As such, the funds have been classified as “Other Income” for the period in which the funds were used.

NOTE 6 – Contingencies

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matter will have a material adverse effect on its business, financial condition or results of operations. The Company is not currently involved with and is not aware of any pending or threatening litigation against the Company or its stockholders.

NOTE 7 – Certain Risks and Concentrations

Financial instruments which potentially subject the company to concentration risk are primarily cash, accounts receivable, and trade accounts payable.

NOTE 8 – Recent Accounting Pronouncements

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842). This ASU requires a lessee to recognize a right-of-use asset and a lease liability under most operating leases in its Balance Sheet. For private entities, the ASU is effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022. Early adoption is permitted. Management is continuing to evaluate the impact of this new standard on their financial reporting and disclosures.

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers (Topic 606). This ASU supersedes the previous revenue recognition requirements in ASC Topic 605—Revenue Recognition and most industry-specific guidance throughout the ASC. The core principle within this ASU is to recognize revenues when promised goods or services are transferred to customers in an amount that reflects the consideration expected to be received for those goods or services. In August 2015, the Board issued Accounting Standards Update No. 2015-14, Revenue from Contracts with Customers (Topic 606): Deferral of the Effective Date. The amendments in that Update deferred the effective date of Update 2014-09 for all entities by one year. Public business entities, certain NFP entities, and certain employee benefit plans were required to apply the guidance in Update 2014-09 to annual reporting periods beginning after December 15, 2017, including interim reporting periods within that reporting period. All other entities were required to apply the guidance in Update 2014-09 to annual reporting periods beginning after December 15, 2018, and interim reporting periods within annual reporting periods beginning after December 15, 2019. Early adoption was permitted. The amendments in this Update defer, for one-year, the required effective date of Revenue for entities, that are not public business entities, that have not yet issued their financial statements (or made financial statements available for issuance) reflecting the adoption of Revenue. Those entities may elect to adopt the guidance for annual reporting periods beginning after December 15, 2019, and for interim reporting periods within annual reporting periods beginning after December 15, 2020. Transition methods under ASU 2014-09 must be through either (i) retrospective application to each prior reporting period presented, or (ii) retrospective

application with a cumulative effect adjustment at the date of initial application. The Company adopted this new standard effective January 1, 2020.

Management does not believe that any recently issued, but not yet effective, accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

NOTE 9 - Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but before the financial statements are issued, to provide additional evidence relative to certain estimates or to identify matters that may require additional disclosure. The Company has evaluated subsequent events from the balance sheet date through April 27, 2021, and has determined that no material events exist that would require additional disclosure.